CALL4USA, LLC

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

LIMITED LIABILITY COMPANY OPERATING AGREEMENT
OF
CALL4USA, LLC
A DELAWARE LIMITED LIABILITY COMPANY

THIS LIMITED LIABILITY COMPANY OPERATING AGREEMENT ("The Agreement") of Call4USA, LLC ("Company"), a Delaware limited liability company, is hereby entered into as of April 25, 2019, ("Effective Date") by and between Philip J. Chasmar, Robert A. Hart IV and Dion S. Whitman (individually a "Member" and collectively, the "Members").

RECITALS

A. The Certificate of Formation ("Certificate") for the Company was filed with the Office of the Secretary of State of Delaware on October 12, 2018.

B. The Members desire to enter into a limited liability company operating agreement on the terms and conditions herein set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants hereinafter contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

ARTICLE I
GENERAL PROVISIONS

1.01 Formation. The Company is hereby formed pursuant to and in accordance with the Delaware Limited Liability Company Act, Chapter 6 Delaware Code Annotated Section 18-101, et. seq., as amended from time to time (the "Act").

1.02 Name. The name of the Company is CALL4USA, LLC. However, the business of the Company may be conducted, upon compliance with applicable laws, under any other name designated in writing by the Executive Managers to the Members.

1.03 Purpose. The Company aims to create and maintain a cellular network in the United States and a local calling network for calls and transfers of money to and from the U.S. from around the world. The Company shall have the power to engage in any activity for which limited liability companies may be organized in the State of Delaware. The Company shall possess and may exercise all of the powers and privileges granted by the Act or by any other law or by this Agreement, together with any powers incidental thereto, so far as such powers and privileges are necessary or convenient to the conduct, promotion or attainment of the business purposes or activities of the Company.

1.04 Offices. The initial principal office of the Company shall be at 31801 Via Pato, Coto de Caza, California 92679. The Executive Managers may at any time, upon written notice to the Members, change the Company's principal office and may establish any additional Company offices that it deems advisable.

1.05 Term. The Company shall be perpetual unless terminated at an earlier date as provided in this Agreement.

1.06 Registered Agent. The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware are The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801, in the County of New Castle.

ARTICLE II
CERTAIN DEFINITIONS

2.01 "The Agreement" or "The Operating Agreement" shall mean this Limited Liability Company Agreement of CALL4USA, LLC, as originally executed and as amended, modified, supplemented, or restated from time to time, as the context requires.

2.02 "Capital Account" shall have the meaning set forth in Section 3.05.

2.03 "Capital Contribution" shall mean the amount of money or other valuable consideration contributed to the Company by each Member in consideration of the issuance of a Membership Interest.

2.04 "Capital Interests" of the Members shall generally be equivalent to the values of the Members' capital accounts. Each Member's Capital Interest will therefore be equal to the value of that Member's capital account.

2.05 "Code" shall mean the Internal Revenue Code of 1986, as amended.

2.06 "The Company" shall mean CALL4USA, LLC and any entity continuing the business of this Company in the event of a dissolution as herein provided.

2.07 "Company Liabilities" shall mean liabilities determined in accordance with GAAP applied on a consistent basis, and shall include estimates of accrued expenses.

2.08 "Fiscal Period" shall mean the calendar quarter. A new "fiscal period" shall begin the day after the end of the calendar quarter, the day after any withdrawal or the day of any contribution of capital to the Company and shall end on the last day of each calendar quarter or the day of any withdrawal of capital from or the day before any contribution of capital to the Company.

2.09 "Funds" shall mean cash and/or assets and/or services paid or assigned to the Company in consideration of the issuance of a Membership Interest.

2.10 "Interest" shall mean a Member's entire Membership Interest in the Company, inclusive of such Member's Profits Interest Units and Capital Interests. The Company may issue multiple classes of Interest with different rights and obligations, all of which shall be set forth in an amendment to this Agreement which amendment describes such Interest.

2.11 "Majority in Interest" shall mean more than 50% of the Voting Interests of the Members.

2.12 "Managers" or "Executive Managers" shall mean Philip J. Chasmar, Robert A. Hart IV and Dion S. Whitman.

2.13 "Member(s)" shall mean any person admitted to the Company as a Member, and any other person who becomes a Member by substitution after receiving an assignment from a Member and the consent of the Managers as set forth hereinafter.

2.14 "Membership Interest" shall mean a Member's entire limited liability company interest in the Company, together with the obligations of such Member to comply with all the terms and provisions of this Agreement.

2.15 "Net Losses" shall be determined under GAAP except as otherwise set forth herein.

2.16 "Net Profits" shall be determined under GAAP except as otherwise set forth herein.

2.17 "Profits Interest Units" shall mean units issued to the Members which shall be used to determine each such Member's allocable share of profits and losses.

2.18 "Profits Sharing Ratio" shall mean the measure of a Member's profits interest in the Company and is determined by dividing the total amount of Profits Interest Units owned by a Member by the total amount of Profits Interest Units outstanding. Fractional Profits Interest Units, calculated up to three decimal places, may be issued.

2.19 "Voting Interest" shall mean a Member's right to participate in the management or affairs of the Company, including the right to vote on, consent to or otherwise participate in any decision of the Members or Managers and will be numerically equivalent to a Member's Capital Interests.

ARTICLE III
MEMBERS, CAPITAL, CAPITAL ACCOUNTS, AND DISTRIBUTIONS

Membership Interests. Each Member has contributed, or agrees to contribute prior to issuance of his/her/its Membership Interests, the Capital Contribution set forth in Schedule I that reflect such Member's Interest as stated therein.

3.01 Royalty Contract Memberships. The Company shall offer, through a Private Placement Memorandum, to sell a minimum of 12,500 pro rata share Five Percent (5%) Gross Revenue Royalty Contracts (the "Royalty Contracts") and a maximum of 3,000,000 Royalty Contracts to qualified purchasers for a purchase price of $2.00 per Royalty Contract. Each Royalty Contract purchaser shall receive a pro rata share in a collective non-dilutable 15% Membership Interest, and each such purchaser shall be referred to herein as a "Royalty Contract Member" (See Article IV).

3.02 No Additional Contributions Required. No Member shall be required to make any contributions to the capital of the Company beyond the Capital Contributions referred to herein.

3.03 No Right to Demand Return of Contributions. Although the Managers may make distributions to the Members during the term of the Company including distributions representing returns of Capital Contributions, in whole or in part, no Member shall

have the right to withdraw from the Company or to demand a return of all or any part of his/her Capital Contribution during the term of the Company, except as provided in Section 3.05, and any return of such Capital Contribution shall be made only in accordance with the terms hereof. All distributions made under this Agreement shall be made in cash and other property, or any combination thereof, as the Managers may in their sole discretion determine.

3.04 Capital Accounts.

(a) There shall be established for each Member on the books of the Company a capital account in accordance with Section 704 of the Code and the Treasury Regulations promulgated thereunder.

(b) As of the first day of each fiscal period (the "calendar quarter") of the Company and at such other times as warranted thereafter an opening capital account ("opening capital account") shall be determined for each Member, which for the first fiscal period as of the beginning of which such Member was admitted to the Company shall be an amount equal to his/her initial Capital Contribution, and which for each fiscal period thereafter shall be an amount equal to:

(i) the closing capital account (as defined in and determined pursuant to Paragraph 3.05(c)) of such Member for the period just completed, plus

(ii) the amount of any additional Capital Contributions made by such Member pursuant to this Article III, less

(iii) any withdrawals made with respect to such Member from his closing capital account as of the last day of such completed fiscal period in accordance with Section 3.06; and

(iv) any distributions then made to such Member.

(c) At the close of each fiscal period and at such other times as warranted thereafter, there shall be determined for each Member his/her closing capital account ("closing capital account"), which shall be determined by adjusting the opening capital account for such period for each Member as follows: Net Profits or Net Losses of the Company for the calendar quarter, as the case may be, shall be allocated to the opening capital account of each Member in proportion to their respective Profits Sharing Ratios.

(d) In the event the Company is terminated during any period in accordance with Article XI, the closing capital accounts of the Members for such fiscal period then completed will be determined as of the date of termination of the Company in the manner provided in this Section 3.05.

(e) In the event that property is distributed (or deemed distributed pursuant to the provisions of Section 708 of the Code) by the Company to a Member, the following special rules shall apply:

(i) the capital account of the Member receiving a distribution shall be adjusted as provided in Treas. Reg. Section 1.704-1(b)(2)(iv)(e) to reflect the manner in which the unrealized income, gain, loss and deduction inherent in such property (that has not already been reflected in the Member's capital account) would be allocated to such Member if there were a taxable disposition of such property for its fair market value on the date of distribution; and,

(ii) the capital account of the Member receiving the distribution from the Company shall be charged with the fair market value of the property at the time of distribution (net of liabilities taken or accrued by such Member with respect to such property is considered to assume or take subject to under Section 752 of the Code).

(f) In the event any interest in the Company is transferred in accordance with the terms of this Agreement, the transferee shall succeed from and after the effective date of transfer of the capital account of the transferor to the extent it relates to the transferred interest.

(g) In the event the values of Company assets are adjusted pursuant to the terms of this Agreement, the capital accounts of all Members shall be adjusted simultaneously to reflect the aggregate net adjustment as if the Company recognized gain or loss equal to the amount of such aggregate net adjustment.

For each fiscal year, items of income, deduction, gain, loss or credits shall be allocated for tax purposes among the Members in such manner as to reflect equitably amounts of Ordinary Income credited or debited to each Member's capital account pursuant to this Section 3.05 for the current and prior fiscal years. Such allocation shall be made pursuant to the principles of Section 704(c) of the Code, and in conformity with Regulations Sections 1.704-1(b)(2)(iv)(f) and 1.704-1(b)(4)(i) promulgated thereunder, or the successor provisions to such Section and Regulations. Notwithstanding anything to the contrary in this Agreement, there shall be allocated to the Members such gains or income as shall be necessary to satisfy the "qualified income offset" requirement of Regulations Section 1.704-1(b)(2)(ii)(d) and the "minimum gain chargeback" and "member minimum gain chargeback" requirements of Regulations Sections 1.704-2(f) and 1.704-2(i**).**

(h) In the event a Member is permitted to withdraw part or all of his/her capital account from the Company, the Managers in their sole discretion may make a special allocation to said Member for federal income tax purposes of the net capital gains or losses recognized by the Company in such a manner as will reduce the amount, if any, by which such Member's capital account differs from his/her federal income tax basis in his/her Membership Interest before such allocation.

(i) In making any allocation (the "New Allocation") under paragraph (k) of this Section 3.05 the Managers are authorized to act only after having been advised by counsel to the Company, that, under Section 704 of the Code and the Treasury Regulations thereunder, that:

(i) the New Allocation is necessary; and

(ii) the New Allocation is the minimum modification of the allocations otherwise provided for in this Article III necessary in order to assure that, either in the then current year or in any precedent year, each Member's distributive share of income, gain, loss, deduction, or credit (or item thereof) is determined and allocated in accordance with this Article III to the fullest extent permitted by Section 704 of the Code and Treasury Regulations thereunder.

(j) All matters concerning the determination and allocation of profits, gains and losses among the Members, including the tax allocations with respect thereto and accounting procedures, not specifically and expressly provided for by the terms of this Agreement, shall be determined by the Managers, whose determinations shall be final and conclusive as to all the Members.

3.05 Withdrawals by Members. Members will not generally have the right to make withdrawals from their capital accounts. Withdrawals will only be made to Members with the Managers' authorization and approval, in their sole and absolute discretion, and only to the extent that Company liquidity, as determined by the Company's Managers and/or the Company's officers in their sole and absolute discretion, permit.

3.06 Distributions. The Executive Managers may, in their sole, absolute, and unfettered discretion, make distributions of Company profits at the end of any calendar quarter or at such other time on a pro rata basis in accordance with the Members' capital accounts.

3.07 Prior Fiscal Period Items. In general, and notwithstanding any of the allocation rules discussed above, if the Company has a material item of income or loss in any fiscal period which relates to a matter or transaction occurring during a prior fiscal period, the item of income or loss may, at the sole discretion of the Managers, be shared among the Members (including persons who have ceased to be Members) in accordance with their interests in the Company during the prior period. Conversely, a person who has ceased to be a Member will be liable for his/her proportionate share of prior fiscal period items and shall pay such share on demand but the amount to be paid shall not exceed the amount of such Member's capital account at the time such prior fiscal period item arose.

ARTICLE IV
5% GROSS REVENUE ROYALTY CONTRACTS

4.01 5% Gross Revenue Royalty Contracts. In order to raise capital for operations, the Company shall offer, through a Private Placement Memorandum, to sell to qualified potential purchasers a minimum of 250,000 Five Percent (5%) Gross Revenue Royalty Contracts for a total of $1,000,000, and up to a maximum of 3,000,000 Five Percent (5%) Gross Revenue Royalty Contracts for a total of $6,000,000 (the "Offering"). Each Five Percent (5%) Gross Revenue Royalty Contract will be offered at $2.00 per Royalty Contract to potential accredited participants. The minimum purchase is 5,000 Royalty Contracts for a subscription amount of $10,000. The Company will grant to each accredited investor who subscribes for Contracts his/her

pro rata share of a collective non-dilutable fifteen percent (15%) ownership interest in the Company, to be issued in the form of membership units ("Royalty Contract Membership Interests"). The Company may not purchase any Royalty Contract Membership Interests itself or issue such Interests separately from the Royalty Contracts.

4.02 Royalty Contract Membership Interests.

(a) The Royalty Contract Membership Interests will not participate in the profits or losses of the Company's operations. No distributions will be made on any profits earned by the Company to the owners of the Royalty Contract Membership Interests ("Royalty Contract Members").

(b) The Royalty Contract Members shall not be responsible in any way for any tax liabilities the Company may incur.

(c) The Royalty Contract Membership Interests will not carry voting rights.

(d) The Royalty Contract Membership Interests may not be diluted in any way.

(e) The Royalty Contract Membership Interests may not be terminated during the life of the Company unless the Royalty Contracts held by a Royalty Contract Member are terminated pursuant to the terms of the Royalty Contracts.

(f) Except as specifically provided in this Article IV or elsewhere in this Agreement, all terms and provisions of this Agreement shall apply to the Royalty Contract Membership Interests and to the Royalty Contract Owners.

4.03 5% Gross Revenue Royalty. Per the terms of the Royalty Contracts, the 5% Gross Revenue Royalty Royalties shall be paid, pro rata, to the entire group of Royalty Contact Members from the gross proceeds of each sale of Company products and services. Payments shall be made on or about the fifteenth day of each month and shall be based on the prior month's gross proceeds.

ARTICLE V
MANAGEMENT

5.01 Powers of the Executive Managers.

(a) The Executive Managers shall have full, complete, and unfettered charge of all affairs of the Company, and the management and control of the Company's business shall rest exclusively with the Executive Managers, subject to the terms and conditions of this Agreement. Each Executive Manager is authorized to bind the Company in accordance with its rights, powers and duties and may execute or file documents on the Company's behalf. The Executive Managers shall be required to devote such time and attention as they reasonably determine to be necessary to accomplish the purposes and to conduct the business of the Company.

(b) Subject to any and all limitations expressly set forth in this Agreement, the Executive Managers shall perform or cause to be performed, at the Company's expense, the coordination of all management and operational functions relating to the business of the Company. Without limiting the generality of the foregoing, the Executive Managers, subject to such limitations, are expressly authorized on behalf of the Company to:

(i) deal in any Company assets, including but not limited to, the right to sell all or any portion of the property of the Company, all at such prices and upon such terms and conditions as the Managers shall deem proper;

(ii) borrow money and incur indebtedness for and on behalf of the Company in connection with the Company's acquisition of securities and, as security therefor, pledge, hypothecate, and otherwise encumber all or any part of the Company's assets, pledge any of the Company's assets for such purpose, refinance any note(s) secured by any Company asset or prepay the same in whole or in part; and to increase, modify, consolidate or extend any encumbrance placed on the Company assets, all at such prices, and upon such terms and conditions as they shall deem proper;

(iii) employ or retain, from time to time, persons or entities to manage, acquire and/or sell the Company's assets on such terms and for such compensation or commissions as the Managers deems advisable;

(iv) employ and enter into employment agreements on the Company's behalf with persons or entities to serve as executive employees of the Company and who will accordingly be delegated certain of the Managers' rights and authority to conduct Company business as enumerated in this Section;

(v) open one or more bank accounts with financial institutions selected by Managers;

(vi) at the expense of the Company, maintain adequate records and accounts of all operations and expenditures and furnish the Members with the reports required hereunder;

(vii) at the expense of the Company, purchase liability, casualty and such other insurance and bonds as may be appropriate to protect the Company's properties and business;

(viii) take and hold all property of the Company, in the name of the Company or in the name of a nominee authorized by the Managers;

(ix) sell, lease, exchange or otherwise dispose of all or any portion of the property of the Company;

(x) employ, at the expense of the Company, consultants, advisors, curators, appraisers, accountants, attorneys, brokers, engineers, escrow agents and others, including themselves, and terminate such employment;

(xi) execute and deliver deeds, deeds of trust, notes, leases, subleases, mortgages, bills of sale, financing statements, security agreements and any and all other instruments necessary or incidental to the conduct of the business of the Company;

(xii) pay, extend, renew, modify, adjust, submit to arbitration, prosecute, defend or compromise, upon such terms as it may determine and upon such evidence as they may deem sufficient, any obligation, suit, liability, cause of action or claim, including taxes, either in favor of or against the Company;

(xiii) pay any and all reasonable fees and make any and all reasonable expenditures which they, in their sole discretion, deems necessary or appropriate in connection with the organization of the Company, the offering and sale of Membership Interests, the management of the affairs of the Company, the investment and maintenance of the assets of the Company and the carrying out of its obligations and responsibilities under this Agreement;

(xiv) admit as additional Managers affiliates of the existing Executive Managers without the consent of any Member;

(xv) determine the accounting methods and conventions to be used in the preparation of the tax returns referred to in Section 5.02 and make such elections under the tax laws of the United States, the states, and other relevant jurisdictions as to the treatment of items of income, gain, loss, deduction and credit of the Company, or any other method or procedure related to the preparation of such returns;

(xvi) to authorize an Executive Manager to act as the Tax Matters Partner of the Company within the meaning thereof in the Code and, in such capacity, to participate in an audit of the Company's return of income and consent to assessments by the auditing agent that may be adverse to the Members or Company and, in connection therewith, to negotiate, settle and make agreements and adjustments with respect to the Company's tax returns binding upon the Members;

(xvii) to make (and if made, to revoke) the election referred to in Section 754 of the Code, or similar provision enacted in lieu thereof. Each of the Members will, upon request, supply the information necessary to properly give effect to such election;

(xviii) form a new company whose business is substantially the same as the Company;

(xix) to delegate the day-to-day operations of the business of the Company to one of the Executive Managers, and it is hereby acknowledged that the day-to-day operations have been delegated to Chief Executive Officer and President, Philip J. Chasmar.

5.02 Restrictions on Managers' Authority.

(a) Notwithstanding anything in this Agreement to the contrary, the Managers and their designees may not, without the consent or ratification of the specific act by all the Members (except Royalty Contract Members), do any of the following:

(i) Any act in contravention of this Agreement or the Company's Articles of Organization;

(ii) Any act which would make it impossible to carry on the ordinary business of the Company;

(iii) Execute and deliver a general assignment for the benefit of the creditors of the Company.

(b) The Managers may with the consent or ratification of Members holding a majority in interest of Membership Interests (other than Royalty Contract Members) confess a judgment against the Company.

5.03 Other Businesses of Executive Managers and their Designees. Any Manager or designee of a Manager, or stockholder, officer or director of any of the Managers or designee of any of the Managers, may engage in or possess any interest in other business ventures of any kind, nature or description, independently or with others, including but not limited to serving as officers, directors, advisors, or agents of other companies, whether such ventures are competitive with the Company or otherwise, and neither the Company nor any of the Managers or designees of the Managers shall have any rights or obligations by virtue of this Agreement or the Company relationship created hereby in or to such independent ventures or the income or profits or losses derived therefrom. The Managers shall have the right in their sole discretion to decide on behalf of the Company whether and to what extent the Company will participate in any particular venture, and this decision shall be binding on the Company, regardless of any decision made by the Managers and their related or affiliated entities for their own account, or as trustee, fiduciary or adviser for others.

5.04 Liability of the Executive Managers and their Designees; Indemnification. The Executive Managers and their designees and every other person, agent, employee, business, entity known or unknown, in their respective capacities, and their employees, predecessors, successors and assigns, both as individuals and as corporations and in all other capacities, as well as their executors, administrators, successors and assigns shall not be liable, responsible or accountable in damages or otherwise to the Company or any of the Members for any act or omission performed or omitted by any of them in good faith on behalf of the Company and in a manner reasonably believed by them to be within the scope of the authority granted to it by the Operating Agreement, except when such action or failure to act constitutes willful misconduct or gross negligence.

The Company shall indemnify and hold harmless the Executive Managers, including their affiliates, employees and other representatives, and the Managers' designees, including those individuals or entities employed as executive employees of the Company, from and against any and all claims, losses, damages or expenses, suffered or sustained by them as a result of or in connection with any act performed by it under this Agreement or otherwise on behalf of the Company, including without limitation any judgment, settlement, reasonable attorneys' fees and other costs or expenses incurred in connection with the defense of any actual or threatened action or proceeding; provided, however, that such indemnity shall be payable only if the Managers or their respective designee, as the case may be, acted in good faith and in a manner reasonably believed by them to be in, or not opposed to, the best interests of the Company. No indemnification may be made, and the Executive Managers or designee, as the case may be, shall reimburse the Company to the extent of any indemnification previously made, in respect of any claim, issue or matter as to which the Managers or designee shall have been adjudged to be liable for willful misconduct or gross negligence in the performance of their duty to the Company unless, and only to the extent that, the court in which such action or suit was brought determines that in view of all of the circumstances of the case, despite the adjudication of liability for willful misconduct or gross negligence, the Executive Managers or their designees are fairly and reasonably entitled to indemnity for those expenses which the court deems proper. The Company shall advance to the Executive Managers or designees reasonable attorneys' fees and other costs and expenses incurred in connection with the defense of any action or proceeding which arises out of such conduct. The Managers or designees agree that in the event they receive any such advance, they shall reimburse the Company plus interest for such fees, costs and expenses to the extent it shall be determined that they were not entitled to indemnification under this Section. Any indemnity under this Section 5.04 shall be paid from, and only to the extent of, Company assets, and no Member shall have any personal liability on account thereof.

5.05 Transactions with Third Parties. The Executive Managers and their designees are hereby authorized (but shall not be obligated) from time to time in connection with carrying out the business purposes of the Company to cause the Company to enter into and engage in joint ventures or other arrangements or otherwise act in concert with other persons, including, without limitation, any Manager or Member or any affiliate of any of the Managers or Members. Nothing in this Agreement shall preclude the employment by the Company of any agent or third party to provide service in respect of such business, nor shall it preclude any of the Managers or Members from entering into other partnerships which might otherwise engage in any other business, and neither the Company nor any of the Executive Managers or Members shall have any right in and to said other partnerships, businesses, investments or professions, or in the income or profits or any other benefit derived therefrom.

5.06 Conflicts of Interest. The Company is subject to various conflicts of interest arising out of its relationship with the Managers and the management of the Company. Philip J. Chasmar is the President and Chief Executive Officer of the Company; Dion S. Whitman is the Chief Financial Officer of the Company, and Robert A. Hart is the Executive Vice President of the Company. Each of these individuals will receive compensation from the Company, directly and/or indirectly, in the form of salaries, bonuses, and contracts. Additionally, a high degree of the Company's operations is

contingent on technology developed and maintained by the Managers. None of the Managers are prohibited from entering into transactions and arrangements that are not the result of arm's length negotiations (i.e., transactions with affiliates, such as entities, commonly-controlled or otherwise, and individuals), which may involve compensation of those affiliates by the Company.

As such, there exist significant conflicts of interest in connection with the operations and affairs of the Company; its Executive Managers and management; and the affiliates of these entities and individuals. Arrangements or agreements which are not the result of arm's length transactions and/or are subject to conflicts of interest may be entered into by the Company, its Managers, its management and other affiliated entities. To the extent that these arrangements and/or other conflicts of interest between the Company, its Managers, its management, and their affiliates exist, the Managers and their affiliates will endeavor to treat all such entities equitably and meet all its obligations to the parties, particularly by taking certain measures to ensure fair dealing among and between the parties.

ARTICLE VI
OFFICERS

6.1 Appointment of Officers. The Executive Managers may appoint individuals as officers ("officers") of the Company. An officer need not be a Member. An individual may be appointed to more than one office. No officer of the Company shall have any rights or powers beyond the rights and powers granted to such officer in this Agreement. The officers of the Company as of the date hereof are listed on the attached Schedule II.

6.2 Duties of Officers Generally. Under the direction of and, at all times, subject to the authority of the Executive Managers, the officers shall have the discretion to manage the day-to-day business, operations and affairs of the Company in the ordinary course of its business, to make all decisions, except those expressly reserved or requiring the approval of the Executive Managers or Members hereunder, affecting the day-to-day business, operations and affairs of the Company in the ordinary course of its business and to take all such actions as they deem necessary or appropriate to accomplish the foregoing, in each case, unless the Executive Managers shall have previously restricted (specifically or generally) such powers. In addition, the officers shall have such other powers and duties as may be prescribed by the Executive Managers or this Agreement. The President shall have the power and authority to delegate to any agents or employees of the Company rights and powers of officers of the Company to manage and control the day-to-day business, operations and affairs of the Company in the ordinary course of its business, as the President may deem appropriate from time to time, in each case, unless the Executive Mangers shall have previously restricted (specifically or generally) such powers. Notwithstanding the foregoing, no officer shall enter into or consummate any of the following transactions without the prior approval of the Executive Mangers: (i) any transaction outside of the ordinary course of the Company's business consistent with past practice; (ii) the issuance of any Membership Interest or other security of the Company; (iii) any sale of any material portion of the Company's assets (whether by asset purchase, stock purchase, merger or otherwise),

except in the ordinary course of the Company's business; (iv) declare or pay any dividend or make any other distributions in respect of any Membership Interests; (v) redeem or purchase or otherwise acquire any Membership Interests; (vi) incur any liabilities, obligations, including guarantees, or indebtedness in excess of $25,000 individually, or as otherwise expressly provided by the Executive Managers; or (vii) any other acts requiring the consent or approval of the Executive Managers or Members under this Agreement.

6.3 Authority of Officers. Subject to Article 6.2, any officer of the Company shall have the right, power and authority to transact business in the name of the Company or to act for or on behalf of or to bind the Company. With respect to all matters within the ordinary course of business of the Company, third parties dealing with the Company may rely conclusively upon any certificate of any officer to the effect that such officer is acting on behalf of the Company.

6.4 Removal, Resignation and Filing of Vacancy of Officers. The Executive Managers may remove any officer, for any reason or for no reason, at any time, subject to the terms of any then-existing employment agreement. Any officer may resign at any time by giving written notice to the Executive Managers, and such resignation shall take effect at the date of the receipt of that notice or any later time specified in that notice; provided, that unless otherwise specified in that notice, the acceptance of the resignation shall not be necessary to make it effective. Any such resignation shall be without prejudice to the rights, if any, of the Company or such officer under this Agreement or any employment or unit repurchase agreement then in effect. A vacancy in any office because of death, resignation, removal or otherwise shall be filled in the manner prescribed in this Agreement for regular appointments to that office.

6.5 Compensation of Officers. The officers shall be entitled to receive compensation from the Company as determined by the Executive Managers, subject to any limitations imposed thereon as provided in the Company's employment agreement with the President of the Company.

6.6 President and Chief Executive Officer. Under the direction of and, at all times, subject to the authority of the Executive Managers and the limitations imposed by Article 6.2, the President shall have general supervision over the day-to-day business, operations and affairs of the Company and shall perform such duties and exercise such powers as are incident to the office of president. The President shall have such other powers and perform such other duties as may from time to time be prescribed by the Executive Managers.

6.7 Executive Vice President. In the absence of the President or in the event of his inability or refusal to act, the Executive Vice President shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. The Executive Vice President shall perform such other duties and have such other powers as the Executive Managers may from time to time prescribe.

6.8 Chief Financial Officer. The Chief Financial Officer shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of accounts of the properties and business transactions of the Company, including accounts of its assets,

liabilities, receipts, disbursements, gains, losses, capital and Units, and, in general, shall perform all the duties incident to the office of the chief financial officer. The Chief Financial Officer shall have the custody of the funds and securities of the Company, and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Company. The Chief Financial Officer shall have such other powers and perform such other duties as may from time to time be prescribed by the Executive Mangers, subject to the limitations imposed by Article 6.2.

6.9 Secretary. The Secretary shall (i) keep the minutes and resolutions of any meetings of the Members and of the Executive Managers in one or more books provided for that purpose; (ii) see that all notices to be given by the Company are duly given in accordance with the provisions of this Agreement and as required by law; (iii) be custodian of the company records; (iv) keep a register of the addresses of each Member which shall be furnished to the Secretary by such Member; (v) have general charge of the Members Schedule; and (vi) in general perform all duties incident to the office of the secretary. The Secretary shall have such other powers and perform such other duties as may from time to time be prescribed by the Executive Managers, subject to the limitations imposed by Article 6.2.

7.0 Other Officers. All other officers of the Company shall have such powers and perform such duties as may from time to time be prescribed by the Executive Managers, subject to the limitations imposed by Article 6.2.

ARTICLE VII
RIGHTS AND OBLIGATIONS OF MEMBERS

6.01 Limitations on Members. No Member shall:

(a) be permitted to take part in the control of the business or affairs of the Company;

(b) have any voice in the management or operation of any Company property; or

(c) have the authority or power in his/her capacity as a Member to act as agent which would be binding on the Company or any other Member, or to incur any expenditures on behalf of or with respect to the Company.

6.02 Liability of Members. The liability of each Member for the losses, debts and obligations of the Company (except as set forth in Section 3.07) shall be limited to such Member's Capital Contribution and share of any undistributed assets of the Company, except to the extent that a Member may be liable under applicable law for previous distributions made to such Member in the event that the Company does not have sufficient assets to discharge its liabilities. This provision shall not apply to Royalty Contract Members.

6.03 Meetings and Consents. A meeting of the Members for the purpose of acting upon any matter upon which the Members are entitled to vote may be called by the Managers at any time and shall be called by the Managers no more than 15 days after receipt of a written request for such a meeting signed by one or more Members whose aggregate

Voting Interests exceed 25%. The Managers shall give written notice of any such meeting to all Members, and such meeting shall be held not less than 10 and not more than 60 days after the Managers sends notice to the Members. The Managers may submit any matter upon which the Members are entitled to vote to the Members for a vote by written consent without a meeting. Such written consents shall be treated for all purposes as votes at a meeting. This provision shall not apply to Royalty Contract Members.

ARTICLE VIII
BOOKS, RECORDS AND REPORTS

7.01 Books and Records. The Managers shall cause the Company to keep complete and accurate books of account with respect to the Company's operations. A Member shall have the right, at his/her own expense, to examine the books of account of the Company upon reasonable demand to the Managers and not more than once in any twelve-month period.

7.02 Accounting Basis. Company books shall be kept in accordance with the accounting methods followed by the Company for federal income tax purposes, which accounting methods shall be selected by the Managers by the time of filing of the Company's federal income tax return for its fiscal year. Financial statements shall be on an accrual basis and shall be prepared in accordance with generally accepted accounting principles. The financial statements of the Company shall be audited as of the end of each fiscal year by an independent certified public accountant selected by the Managers.

7.03 Reports. As soon as practicable following completion of the audit provided for in Section 7.02, the Managers, or the liquidating trustee if one is appointed, shall cause to be prepared and mailed to each Member, a financial report containing the following:

(i) A balance sheet as of the last day of the fiscal year and statements of income and changes in Member's capital accounts for the fiscal year, each of which shall be audited by the Company's independent certified public accountants; and

(ii) A statement reflecting the increase or decrease in the value of each Member's capital account for such fiscal year.

7.04 Tax Information. As soon as practicable after the close of each fiscal year, the Managers, or the liquidating trustee if one is appointed, shall cause to be delivered to each Member such information regarding the Company as shall be necessary for preparation of the Member's federal income tax returns, including a statement showing each Member's share of income, gain and losses for such year for federal income tax purposes, and the amount of any distributions made to such Member pursuant to this Agreement.

ARTICLE VIII
ADMISSION OF NEW MEMBERS, ISSUANCE OF INTERESTS IN THE COMPANY

8.01 Admission of New Members. New Members may be admitted to the Company without the consent of the Members at such times as the Managers in their sole discretion shall determine. Each new Member will be required to execute an agreement pursuant to which it will become bound by the terms of this Agreement. Admission of a new Member shall not be a cause for dissolution of the Company.

8.02 Issuance of Capital Interests and Profits Interest Units. Upon the admission of a new Member to the Company, such Member will be issued an Interest in the Company, which shall be comprised of Capital Interests or Profits Interest Units in the Company. Profits Interest Units will be issued to each new Member in an amount determined by the Managers in their sole discretion. Capital Interests will generally be issued to a new Member and adjusted accordingly thereafter with reference to the value of such Member's capital account. A Member's Interest will additionally be adjusted to account for any withdrawals from or additional Capital Contributions to the Company.

8.03 Anti-Dilution. The Managers may grant different rights to one or more classes of Interest in the Company pursuant to this Section 8.03.

ARTICLE IX
TRANSFERABILITY

9.01 Restrictions on Transfers of Interest.

(a) No sale, exchange, transfer or assignment of a Member's Interest may be made without the prior written consent of the Managers, which consent shall be in the sole discretion of the Managers. It is anticipated that the Managers will only consent to a sale, exchange, transfer, etc., where such transfer is necessitated due to the bankruptcy, death, or similar event of a Member.

(b) No sale, exchange, transfer or assignment of a Member's Interest may be made unless in the opinion of counsel to the Company;

(i) Such sale, exchange, transfer or assignment, when added to the total of all other sale, exchanges, transfers or assignments of Interests within the preceding twelve months, would not result in the Company being considered to have terminated for federal income tax purposes;

(ii) Such sale, exchange, transfer or assignment does not violate any federal or state securities laws including any investor suitability standards applicable to the Company or the Interest to be sold, exchanged, transferred or assigned; and

(iii) Such sale, exchange, transfer or assignment would not cause the Company to lose its status as a partnership for federal income tax purposes.

(c) No sale, transfer or assignment by a Member of all or any part of his Membership Interest may be made to any person who does not meet the investor suitability requirements.

(d) Each Member requesting assignment of his Interest agrees to pay all reasonable expenses, including attorney's fees, incurred by the Company in connection with such assignment. Each Member also agrees to provide any information that the Managers reasonably requests in connection with such assignment, including the amount of any consideration paid by an assignee.

(e) The Executive Managers may assign all or part of their Interest at any time to any affiliated entity without any consent or approval of the Members; provided, however, that the Managers shall have given 120 days prior written notice of such assignment or withdrawal to the Members.

9.02 Incapacity of Member. If a Member dies, his executor, administrator or trustee, or, if he is adjudicated incompetent, his committee, guardian, or conservator, or, if he becomes bankrupt, the trustee or receiver of his estate shall have all the rights of a Member for the purpose of settling or managing the estate of such Member and such power as the Member possessed to assign all or any part of his Interest and to join with such assignee in satisfying conditions precedent to such assignee becoming a substituted Member. The death, incompetency or bankruptcy of a Member shall not dissolve the Company. Such assignee succeeds to the economic rights of a Member only.

ARTICLE X
DISSOLUTION, LIQUIDATION, AND TERMINATION OF THE COMPANY

10.01 Dissolution. The Company shall be dissolved upon the happening of any of the following

(a) the expiration of its term;

(b) the bankruptcy, dissolution or total withdrawal of the Managers, unless a Majority in Interest of the Members by affirmative vote elect to continue the Company;

(c) the election to terminate the Company by the Managers, unless a Majority in Interest of the Members by affirmative vote elect to continue the Company; or,

(d) termination required by operation of law.

Dissolution of the Company shall be effective on the day on which the event occurs giving rise to the dissolution, but the Company shall not terminate until the Articles of Organization of the Company have been canceled and the assets of the Company have been distributed as provided herein.

10.02 Liquidation.

(a) Upon a dissolution of the Company, the Managers, or a liquidating trustee if one is appointed, shall:

(i) wind up the affairs of the Company and subject to the provisions of 10.02(b) liquidate such of the Company assets as it considers appropriate, determining in its discretion the time, manner and terms of any sale or other disposition thereof;

(ii) apply and distribute the assets of the Company to the payment of all taxes, debts and other obligations and liabilities of the Company, and the necessary expenses of liquidation, provided, however, that all debts, obligations and other liabilities of the Company as to which personal liability exists with respect to any Member shall be satisfied, or a reserve shall be established therefor, prior to the satisfaction of any debt, obligation or other liability of the Company as to which no such personal liability exists; and, provided, further, that where a contingent debt obligation or liability exists, a reserve, in such amount as the Managers deems reasonable and appropriate, shall be established to satisfy such contingent debt, obligation or liability, which reserve shall be distributed as provided in this Section 10.02(a) only upon the termination of such contingency;

(iii) apply and distribute the remaining proceeds of such liquidation to all Members in proportion to the positive balances in their respective capital accounts; and

(iv) net profits, net losses, income, gains and losses arising from the sales upon liquidation shall be allocated as provided in Article III.

(b) Notwithstanding the provisions of Section 10.02(a) above, if, on dissolution of the Company, the Managers or the liquidating trustee shall determine that an immediate sale of part or all of the Company's assets would cause undue loss to the Company, the Managers or the liquidating trustee may, in order to avoid such losses, either:

(i) defer the liquidation of, and withhold from distribution for a reasonable time, any assets of the Company except those necessary to satisfy the debts and liabilities of the Company;

(ii) distribute to the Members, in lieu of cash in accordance with the provisions of Section 10.02(a) above, undivided interests in any Company assets and liquidate only such assets as are necessary in order to pay the debts and liabilities of the Company; or

(iii) distribute to the Members, in lieu of cash and in accordance with the provisions of Section 10.02(a) above, Company Assets and liquidate only such assets as are necessary in order to pay the debts and liabilities of the

Company (for this purpose a distribution of property other than cash shall be treated as a distribution in cash of an amount equal to the fair market value of the property, net of any liability subject to which the property is distributed, as of the date of distribution).

(c) When the Managers or liquidating trustee has complied with the foregoing, the Managers shall execute, acknowledge and cause to be filed an instrument evidencing the cancellation of the Articles of Organization of the Company.

(d) Upon the dissolution of the Company, a Majority in Interest of the Members by affirmative vote may at any time:

(i) appoint a liquidating trustee;

(ii) substitute a liquidating trustee for the Executive Managers; or

(iii) remove a liquidating trustee.

ARTICLE XI
AMENDMENTS

11.01 <u>Permitted Amendments</u>. The Managers and a majority in Voting Interest of Members shall have the right to amend this Agreement provided that no amendment may:

(a) convert a Member's Interest into a Managers' Interest; modify the limited liability of a Member; in each case, without the consent of each such affected Member;

(b) amend any provision hereof which requires the consent, action or approval of a specified percentage of Voting Interests without the consent of such specified percentage of Voting Interests;

(c) amend this Section 11.01 without the consent of all of the Members, other than Royalty Contract Members.

11.02 <u>Certain Amendments</u>. The Operating Agreement and the Company's structure may be amended to permit the formation of other companies, partnerships or entities, both foreign and domestic as may be necessary or proper to facilitate the Company's business purpose. In addition to amendments otherwise authorized hereby, this Agreement may be amended by the Managers without the consent of any of the Members to:

(a) reflect changes validly made in the membership of the Company and the Capital Contributions and Profits Sharing Ratios of the Members;

(b) reflect the rights given a new class of membership Interests (such as a preferred return)

(c) a change in the name of the Company;

(d) make a change that is necessary or, in the opinion of the Managers, advisable to qualify the Company an entity in which the Members have limited liability under the laws of any state or to insure that the Company will not be treated as an association taxable as a corporation for Federal, state, or local income tax purposes;

(e) make a change that does not adversely affect the Members in any material respect, that is necessary or desirable to cure any ambiguity, or correct or supplement any provision in this Agreement that would be inconsistent with any other provision in this Agreement, or to make any other provision with respect to matters or questions arising under this Agreement that will not be inconsistent with the provisions of this Agreement, in each case so long as such language does not adversely affect the Members, that is necessary or desirable to satisfy any requirement, condition, or guideline contained in any opinion, directive, order, ruling, or regulation of any Federal, state, or local statute, so long as such change is made in a manner which minimizes any adverse effect on the Members, or that is required or contemplated by this Agreement;

(f) make a change in any provision of this Agreement that requires any action taken by or on behalf of the Managers pursuant to the requirements of the LLC Act, if the provisions of the LLC Act are amended, modified, or revoked so that the making of such action is no longer required;

(g) make any amendments similar to the foregoing.

ARTICLE XII
POWER OF ATTORNEY

12.01 Appointment. Each Member, by his execution hereof, hereby makes, constitutes and appoints the Managers as his/her true and lawful agent and attorney-in-fact, with full power of substitution and full power and authority in his name, place, and stead to make, execute, sign, acknowledge, swear to, record and file:

(a) this Agreement and any amendment to this Agreement;

(b) the original Articles of Organization of the Company and all amendments thereto required or permitted by law or the provisions of this Agreement;

(c) all certificates and other instruments deemed advisable by the Managers to carry out the provisions of this Agreement and applicable law or to permit the Company to become or to continue as a limited liability company or partnership wherein the Members have limited liability in a jurisdiction where the Company may be doing business;

(d) all instruments that the Managers may deem necessary or appropriate to reflect a change or modification of this Agreement or the Company in accordance with this Agreement, including without limitation the substitution of assignees as Members pursuant to Section 9.02;

(e) all conveyances and other instruments or papers deemed advisable by the Managers to effect the dissolution and termination of the Company;

(f) all fictitious or assumed name certificates required or permitted to be filed on behalf of the Company; and

(g) all other instruments or papers which may be required or permitted by law to be filed on behalf of the Company.

12.02 Coupled with Interest, etc. The foregoing power of attorney:

(a) is coupled with an interest and shall be irrevocable and survive the death, incompetency or bankruptcy of the Member granting the same;

(b) may be exercised by the Managers, either by signing separately as attorney-in-fact for each Member, or, after listing all of the Members executing an instrument, by a single signature of the Managers acting as attorney-in-fact for all of them; and

(c) shall survive the delivery of an assignment by a Member of the whole or any fraction of his Membership Interest.

12.03 Further Assurances. Each Member shall execute and deliver to the Managers within five days after receipt of the Managers' request therefor, such further designations, powers-of-attorney and other instruments as the Managers deems reasonably necessary or appropriate to carry out the terms of this Agreement.

ARTICLE XIII
MISCELLANEOUS

13.01 Notice. All notices under this Agreement shall be in writing and shall be considered given when delivered or mailed, postage prepaid, by registered or certified mail to the party to who notice is given, at the following address:

For the Company:

CALL4USA, LLC
31801 Via Pato
Coto de Caza, CA 92679

For Members, at such place each Member shall indicate to the Company.

For the Royalty Contract Members, at such place as indicated in the Royalty Contracts and the Subscription Documents.

13.02 Governing Law. This Agreement shall be governed by internal laws of the State of Delaware and, in particular, the provisions of the Delaware Limited Liability Company Act, as such Act may be amended from time to time, shall govern the validity of this Agreement, the construction of its terms and interpretation of the rights

and duties of the parties, without giving effect to the principals governing conflicts of laws.

13.03 Entire Agreement. This Agreement, the Five Percent (5%) Gross Revenue Royalty Contracts and the Subscription Agreement constitute the sole and entire agreement between the parties relating to the subject matter hereof, and supersedes all prior understandings, agreements, and documentation relating to the subject matter hereof. This Agreement may be amended only by an instrument executed by the authorized representatives of both parties.

13.04 Good Will. No value shall be placed on the name or good will of the Company, which shall belong exclusively to the Executive Managers.

13.05 Jurisdiction and Service of Process. Each Member hereby irrevocably consents to the jurisdiction of the courts of California and of any federal court located in such state in connection with any action or proceeding arising out of or relating to this Agreement, any document or instrument delivered pursuant to, in connection with, or simultaneously with this agreement, or any breach of this Agreement or any such document or instrument. In any such action or proceeding, each Member hereby waives personal service of any summons, complaint or other process and agrees that service thereof may be made in accordance with Section 13.01 of this Agreement.

13.06 Headings. Headings in this Agreement are for convenience only and shall not be used to interpret or construe its provisions.

13.07 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. This Agreement is not assignable without the prior written consent of the parties hereto.

13.08 Invalidity and Severability. If any provision of this Agreement or the application thereof to any situation or circumstance, shall be invalid or unenforceable, the remainder of this Agreement or application of such provision to a situation or a circumstance, other than those as to which it is invalid or unenforceable, shall not be effected; and each remaining provision of this Agreement shall be valid and enforceable to the extent permitted by applicable law.

13.09 Disclosure of Names of Members. The Executive Managers will not disclose, in writing, the name of any Member without the prior written consent of such Member, except as may be required by law or regulation.

The Company will keep confidential non-public personal information pertaining to each current and former Member (i.e., information and records pertaining to personal background, investment objectives, financial situation, investment holdings, account numbers, account balances and the like) unless the Executive Managers are:

(a) Previously authorized to disclose information to individuals and/or entities not affiliated with the investment advisor, including, but not limited to the Member's other professional advisors and/or service providers (i.e., attorneys, accountants, insurance agents, account custodians, and the like); or,

(b) Required to do so by judicial or regulatory process; or,

(c) Otherwise permitted to do so in accordance within the parameters of Regulation S-P.

The disclosure of such information contained in any document completed by the Member for processing and/or transmittal by the Executive Managers or a related entity in order to facilitate the commencement, continuation, or termination of any business relationship between the Member, investor and/or non-affiliated third party service provider (i.e., account custodian, insurance company, and the like), including information contained in any document completed and/or executed by the Member and/or investor for a related entity (i.e., Member information form, and the like), shall be deemed as having been automatically authorized by the Member with respect to the corresponding non- affiliated third party service provider. Each individual and/or entity affiliated with the related entity is aware of the aforesaid privacy policy and has acknowledged his or her or its requirement to comply with same. In accordance with this privacy policy, each such affiliated individual and/or entity shall have access to information to the extent reasonably necessary for the performance of their service for the Member/investor and to comply with regulatory procedures and requirements.

13.10 Confidentiality. Each Member agrees that such Member shall not disclose without the prior consent of the Managers (other than to such Member's employees, auditors or counsel) any information with respect to the Company, provided that a Member may disclose any such information (a) as has become generally available to the public, (b) as may be required or appropriate in any report, statement or testimony submitted to any U.S. municipal, state or national or non-U.S. regulatory body having jurisdiction over such Member, (c) as may be required or appropriate in response to any summons or subpoena or in connection with any litigation, (d) to the extent necessary in order to comply with any law, order, regulation, ruling or other governmental request applicable to such Member, and (e) to their professional advisers. Notwithstanding any other provision of this Agreement, the Managers shall have the right to keep confidential from Members for such period of time as the Managers determines is reasonable (i) any information that the Managers reasonably believes to be in the nature of trade secrets and (ii) any other information (A) the disclosure of which the Managers in good faith believes is not in the best interest of the Company or could damage the Company or (B) that the Company is required by law or by agreement with a third party to keep confidential. The Managers may disclose any information concerning the Company or the Members necessary to comply with applicable laws and regulations, including any anti-money laundering or anti-terrorist laws or regulations, and each Member shall provide the Managers, promptly upon request, all information that the Managers reasonably deems necessary to comply with such laws and regulations.

Notwithstanding anything to the contrary in this Agreement, authorization is hereby expressly granted permitting each Member (and each employee, representative, or other agent of such Member) to disclose to any and all persons, without limitation of any kind, the U.S. federal tax treatment ("tax treatment") and tax structure of the Company, and all materials of any kind (including opinions or other tax analyses) that are provided to the Member related to tax treatment and tax structure, provided that,

except as otherwise required by law or as necessary either to prevent a transaction from being considered to be offered to a Member under conditions of confidentiality under U.S. Treasury Regulation Section 1.6011-4(b)(3), no Member (or employee, representative or other agent of such Member) may disclose the name of, or contact information for, the Company or the Managers (or any employee or affiliate of the preceding) except to such Member's tax, legal, financial or any other similar advisers or to a regulatory authority. The Company acknowledges and agrees that a Member's disclosure of the structure or tax aspects of the Company is not limited in any way by an express or implied understanding or agreement, oral or written (whether or not such understanding or agreement is legally binding). In this regard, the term "tax structure" is limited to any facts relevant to the tax treatment of the transaction and the confidentiality provisions of this Section 13.10 will exclude any aspects of the Company pertaining to its tax treatment and tax structure that would result in an investment in the Company being made under "conditions of confidentiality," as such term is used in the Code or in Treasury Regulations issued under the Code.

13.11 Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

13.12 Termination of 10/12/2018 Operating Agreement. This Operating Agreement hereby supersedes and replaces that certain Call4USA, LLC Limited Liability Company Operating Agreement dated October 12, 2018 in its entirety.

ARTICLE XIV
CERTAIN REPRESENTATIONS

14.01 Affiliated Entities, Representations and Acknowledgments. Each Member acknowledges that none of the Executive Managers are prohibited from entering into transactions and arrangements that are not the result of arm's length negotiation (i.e., transactions with affiliates, such as entities, commonly-controlled or otherwise, and individuals) which may involve compensation of those affiliates by the Company.

14.02 The Members further acknowledge that these conflicts of interest may persist, notwithstanding significantly different objectives of the Company and any other entity with which the Managers (or its affiliates) may be affiliated.

[Signatures on Following Page]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first stated above:

Philip J. Chasmar	Dion S. Whitman
Robert A. Hart IV	

SCHEDULE I

CAPITAL CONTRIBUTIONS AND MEMBERSHIP INTERESTS

Total Units Available: 20,000,000

Member Name	Capital Contribution	Units	% Interest
Philip J. Chasmar	$200.00	3,000,000	15.0%
Dion S. Whitman	$200.00	3,000,000	15.0%
Robert A. Hart IV	$100.00	140,000	7.0%

Reserved Units:

Participants of 5% Royalty Contracts	15.0%
Patrick Cannon	5.0%
Vicky Feldman and Family	5.0%
Multi Dimension Inc. - Distribution	7.0%
Executive Staff, Employees, Third Parties (Reserved)	27.0%
Employees – Collectively	4.0%

The receipt of the above Funds from Philip J. Chasmar, Dion S. Whitman and Robert A. Hart IV in exchange for their respective Membership Interests is acknowledged. The Membership Interests designated as Reserved shall be issued to such persons and in consideration for such Funds as the Executive Managers may designate in their sole discretion.

SCHEDULE II

OFFICERS

Chief Executive Officer and President:	Philip J. Chasmar
Executive Vice President:	Robert A. Hart IV
Chief Financial Officer:	Dion S. Whitman
Secretary:	Jennifer J. Tice
Chief Technological Officer:	Robert A. Hart IV
Chief Marketing Officer:	Francisco Valle